FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of March 2015

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Begins Acquisition of Davros Multi-Client Survey in Northern Carnarvon Basin

Paris, France – March 2, 2015

CGG has started acquiring the Davros 3D BroadSeis™ and BroadSource™ multi-client survey in the Northern Carnarvon Basin on the North West Shelf of Western Australia. Covering in excess of 11,000 km2, Davros is the largest seismic survey ever to be acquired by CGG in the Asia-Pacific region.

The Davros survey is being conducted by the Viking Vision, using CGG’s industry-leading BroadSeis variable-depth streamer configuration and BroadSource synchronized broadband multi-level source. The vessel is equipped with 12 Sercel Sentinel® RD 2 Hz streamers, the quietest streamer in the market, each measuring 8250 meters. The data will be imaged by CGG using our leading regional expertise and technology including pre-stack depth migration (PSDM).

The Davros multi-client solution was designed to best address the imaging challenges of the Rankin Trend, such as the effects of the high-velocity carbonate overburden, steeply dipping structures, fault shadow and structural complexity at depth, all of which is critical for optimal selection of drilling targets in this area. Once complete, Davros will provide the clearest images in the industry of this high-potential area.

Jean-Georges Malcor, CEO, CGG, said: “We believe Davros will reveal exciting new exploration opportunities, given its location adjacent to significant discoveries along the Rankin Trend. With the unique combination of BroadSeis with BroadSource and our advanced subsurface imaging technology it will significantly enhance interpretation of the area’s Triassic to Lower Cretaceous reservoir units, which exceed 10 km in thickness and are expected to host significant quantities of hydrocarbons, as has been confirmed by these previous discoveries.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs 8,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 2nd, 2015	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN Corporate Officer & CFO